Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$5,476	$7,137	$5,121	$7,337	$4,641	$6,666
Add: Interest expense	457	453	381	341	353	380
Add: Interest factor in rental expense	207	268	229	223	225	192
Total earnings	$6,140	$7,858	$5,731	$7,901	$5,219	$7,238

Fixed charges:
Interest expense	$457	$453	381	$341	$353	$380
Interest capitalized	66	49	14	13	11	14
Interest factor in rental expense	207	268	229	223	225	192
Total fixed charges	$730	$770	$624	$577	$589	$586

Ratio of earnings to fixed charges	8.4	10.2	9.2	13.7	8.9	12.4